[SONNENSCHEIN NATH & ROSENTHAL LLP LETTERHEAD]


Marc Salle
816.460.2555
msalle@sonnenschein.com


                               September 10, 2007

VIA EDGAR

Mr. Craig Slivka
Attorney Advisor
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

RE:  DST Systems, Inc.
     Definitive 14A
     Filed March 15, 2007
     File No. 001-14036

Dear Mr. Slivka:

     We are in receipt of a copy of your comment letter dated August 21, 2007 addressed to Mr. Thomas A. McDonnell, Chief Executive Officer of DST Systems, Inc. ("DST"), with regard to the above-referenced proxy statement.

     We note that the letter requests a response by September 21, 2007. DST's Compensation Committee is scheduled to meet on October 19, 2007. DST would like to ensure that the Committee has ample opportunity to consider the matters raised in your comments and DST's proposed responses to the comments before it responds. Accordingly, DST respectfully requests an extension until October 24, 2007 to respond to your comments.

     We spoke with you on September 5, 2007. You were kind enough to tentatively grant the requested extension, conditioned upon submission of this letter.

     We appreciate your assistance and the questions posed in your comment letter. If you could advise me by telephone or email at the number or email address listed above whether the requested extension meets with your approval, we'd be most grateful.

     Thank you very much.

                                            Best regards,

                                            /s/ Marc Salle

                                            Marc Salle

cc:  Theresa C. Hursh, Esq.